Exhibit 99.5

CERTIFICATE OF QUALIFIED PERSON

This certificate applies to the technical report titled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of 10 April 2013 (the “technical report”). As an author of the technical report, I hereby certify that:

I, Jon Carlson, P. Geo., am employed as Head of Resource and Development with Dominion Diamond Corporation, #1102 4920 – 52nd Street, Yellowknife NT Canada X1A 3T1.

I am a Professional Geologist member of Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories. I graduated from West Virginia University with a Bachelor’s Degree in Geology in 1979; and from the Colorado State University with a Masters Degree in Economic Geology in 1983.

I have practiced my profession for 30 years. I have been directly involved in diamond exploration and project development and have been continuously engaged with the discovery, exploration, evaluation and development of the Ekati Diamond Mine in the Northwest Territories, Canada since 1992.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

I have worked in the Ekati project area for 20 years, the last six years of which I have had direct involvement with mine site operations. My most recent visit to site was 9 April 2012 when I visited the process plant facility.

I am responsible for sections 1.1 to 1.11, 1.13, 4, 5, 6, 7, 8, 9, 10, 11, 12, 14.1 to 14.3, 14.7, 25.1 to 25.9 and Appendix A of the technical report.

I am not independent of Dominion Diamond Corporation as independence is described by Section 1.5 of NI 43–101.

I have been involved with the Ekati Diamond Mine in my day-to-day role as Head of Resource Planning and Development.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with NI 43-101.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 24 May 2013

“Signed”

Jon Carlson, P. Geo.